June 28, 2019
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Buffalo Funds
Ladies and Gentlemen:
We represent Buffalo Funds (the “Trust”) in connection with its filing of Post-Effective Amendment No. 58 (the “Post-Effective Amendment”) to the Trust’s Registration Statement (Registration Nos. 333-56018; 811-10303) on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended. The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.
We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).
We consent to the use of this letter in the Post-Effective Amendment.
Very truly yours,
GODFREY & KAHN, S.C.
/s/ Kristen A. Irgens
Kristen A. Irgens
20804671.2